FORM 10-K DECEMBER 31, 2005

COMMISSION FILE NO. 1-8491

EXHIBIT 11

HECLA MINING COMPANY AND SUBSIDIARIES

CALCULATION OF WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

For the Years Ended December 31, 2005, 2004 and 2003

	Year Ended December 31,
	2005	2004	2003

Shares of common stock issued at beginning of period	118,350,861	115,543,695	86,187,468

The incremental effect of the issuance of stock in exchange for preferred shares	—	2,211,352	288,930

The incremental effect of the issuance of new shares for cash, net of issuance costs	—	—	23,000,000

The incremental effect of the issuance of new shares under stock option plans	63,296	300,452	972,928

The incremental effect of the issuance of stock as compensation	52,183	401	168,884

	118,466,340	118,055,900	110,618,210

Less:
Weighted average treasury shares held	8,274	8,274	8,274

Weighted average number of common shares outstanding during the period	118,458,066	118,047,626	110,609,936